UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) January 13, 2003

Unizan Financial Corp.

(Exact name of Registrant as Specified in Charter)

Ohio	0-13270	34-1442295
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

220 Market Avenue South, Canton, Ohio 44702
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code (330) 438-1118

(Former Name or Former Address, if changed since last report)

Item 5. Other Events

On January 13, 2003, Unizan Financial Corp. issued a news release announcing that it expects fourth quarter and full-year 2002 results to be affected by an impairment charge for its mortgage servicing rights and continued pressure on the net interest margin.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

c) Exhibits

99   Text of Unizan Financial Corp. news release dated January 13, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 13, 2003

UNIZAN FINANCIAL CORP.

By: /s/ James J. Pennetti

Its: EVP & Chief Financial Officer

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